Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

CELLEBRITE DI LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

UNAUDITED

CELLEBRITE DI LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

(U.S Dollars in thousands, except share and per share data)

		June 30,	December 31,
		2023	2022
	Note	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents		$110,502	$87,645
Short-term deposits		69,151	51,335
Marketable securities	3	57,605	44,643
Trade receivables (net of allowance for credit losses of $840 and $1,904 as of June 30, 2023 and December 31, 2022, respectively)		61,194	78,761
Prepaid expenses and other current assets		22,185	17,085
Contract acquisition costs		5,946	6,286
Inventories		10,822	10,176
Total current assets		337,405	295,931

Non-current assets
Other non-current assets		2,792	1,731
Marketable securities	3	7,297	22,125
Deferred tax assets, net		11,997	12,511
Property and equipment, net		15,810	17,259
Intangible assets, net		9,618	11,254
Goodwill		26,829	26,829
Operating lease right-of-use assets, net	5	14,145	15,653
Total non-current assets		88,488	107,362

Total assets		$425,893	$403,293

Liabilities and shareholders’ equity

Current Liabilities
Trade payables		$4,991	$4,612
Other accounts payable and accrued expenses		35,618	45,453
Deferred revenues		158,942	152,709
Operating lease liabilities	5	4,955	5,003
Total current liabilities		204,506	207,777

Long-term liabilities
Other long term liabilities		5,047	5,394
Deferred revenues		47,469	42,173
Restricted Sponsor Shares liability	9	37,625	17,532
Price Adjustment Shares liability	9	62,781	26,184
Warrant liability	9	42,278	20,015
Operating lease liabilities	5	8,631	10,353
Total long-term liabilities		203,831	121,651

Total liabilities		$408,337	$329,428

Shareholders’ equity	7
Share capital, NIS 0.00001 par value; 3,454,112,863 shares authorized, 197,409,616 and 193,055,931 shares issued and 197,367,840 and 193,014,155 shares outstanding as of June 30, 2023 (unaudited) and December 31, 2022, respectively		* )	* )
Additional paid-in capital		(108,166)	(125,624)
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares		(85)	(85)
Accumulated other comprehensive (loss) income		(483)	331
Retained earnings		126,290	199,243
Total shareholders’ equity		17,556	73,865

Total liabilities and shareholders’ equity		$425,893	$403,293

*)	Less than 1 USD

CELLEBRITE DI LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (Unaudited)

(U.S Dollars in thousands, except share and per share data)

		For the six months ended
		June 30,
		2023	2022
	Note	Unaudited	Unaudited

Revenue:	10
Subscription services		$97,879	$70,387
Term-license		30,609	27,653
Total subscription		128,488	98,040
Other non-recurring		4,890	10,300
Professional services		14,540	16,618
Total revenue		147,918	124,958

Cost of revenue:
Subscription services		9,438	8,112
Term-license		2	368
Total subscription		9,440	8,480
Other non-recurring		5,907	5,498
Professional services		10,090	10,103
Total cost of revenue		25,437	24,081

Gross profit		$122,481	$100,877

Operating expenses:
Research and development		42,184	39,251
Sales and marketing		54,346	48,151
General and administrative		21,192	21,020
Total operating expenses		$117,722	$108,422

Operating income (loss)		$4,759	$(7,545)
Financial (expense) income, net	11	(74,826)	94,866
(Loss) Income before tax		(70,067)	87,321
Tax expense (income)		2,886	(1,314)
Net (loss) income		$(72,953)	$88,635

(Loss) earnings per share
Basic		$(0.37)	$0.47
Diluted		$(0.37)	$0.44

Weighted average number of ordinary shares used in computing basic net (loss) income per share		187,239,136	181,217,005
Weighted average number of ordinary shares used in computing diluted net (loss) income per share		187,239,136	194,355,966

CELLEBRITE DI LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (Unaudited)

(U.S Dollars in thousands, except share and per share data)

		For the six months ended
		June 30,
		2023	2022
	Note	Unaudited	Unaudited

Net (loss) income		$(72,953)	$88,635

Change in foreign currency translation adjustment		(966)	812

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period		126	(286)

Net change (net of tax effect of $(48) and $—)		126	(286)

Change in unrealized gain (losses) on cash flow hedges:	4
Unrealized losses arising during the period		(671)	(3,345)
Less -reclassification adjustment for net gains realized and included in net income		697	438

Net change (net of tax effect of $(4) and $396)		26	(2,907)

Total other comprehensive loss		(814)	(2,381)
Comprehensive (loss) income		$(73,767)	$86,254

CELLEBRITE DI LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

(U.S Dollars in thousands, except share and per share data)

	Six months ended June 30, 2023
	Ordinary Shares Amount	Share Capital		Additional paid in capital	Treasury Share	Accumulated other comprehensive loss	Retained earnings	Total
Balance as of December 31, 2022	193,014,155	*	)	$(125,624)	$(85)	$331	$199,243	$73,865
Exercise of share option, vested RSUs and ESPP	4,353,685	*	)	8,401	—	—	—	8,401
Share-based compensation expense and ESPP benefit	—	—		9,057	—	—	—	9,057
Other comprehensive loss	—	—		—	—	(814)	—	(814)
Net income	—	—		—	—	—	(72,953)	(72,953)
Balance as of June 30, 2023	197,367,840	*	)	$(108,166)	$(85)	$(483)	$(126,290)	$17,556

	Six months ended June 30, 2022
	Ordinary Shares Amount	Share Capital		Additional paid in capital	Treasury Share	Accumulated other comprehensive loss	Retained earnings	Total
Balance as of December 31, 2021	187,680,294	*	)	$(153,072)	$(85)	$1,372	$78,438	$(73,347)
Exercise of share option and vested RSUs	1,968,473	*	)	4,683	—	—	—	4,683
Share-based compensation expense and ESPP benefit	—	—		6,463	—	—	—	6,463
Exercise of public warrants	500	*	)	5	—	—	—	5
Other comprehensive loss	—	—		—	—	(2,381)	—	(2,381)
Net income	—	—		—	—	—	88,635	88,635
Balance as of June 30, 2022	189,649,267	*	)	$(141,921)	$(85)	$(1,009)	$(167,073)	$24,058

*)	Less than 1 USD

CELLEBRITE DI LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

(U.S Dollars in thousands, except share and per share data)

	For the six months ended
	June 30,
	2023	2022
	Unaudited	Unaudited

Cash flow from operating activities:

Net (loss) income	$(72,953)	$88,635
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation, RSUs and ESPP benefit	9,057	6,463
Amortization of premium, discount and accrued interest on marketable securities	(461)	(38)
Depreciation and amortization	5,016	4,369
Interest income from short term deposits	(2,397)	(199)
Deferred income taxes	462	(1,842)
Remeasurement of warrant liability	22,263	(31,021)
Remeasurement of Restricted Sponsor Shares	20,093	(22,112)
Remeasurement of Price Adjustment Shares liabilities	36,597	(41,606)
Decrease (increase) in trade receivables	18,117	(750)
Increase in deferred revenue	10,555	1,942
(Increase) decrease in other non-current assets	(1,062)	133
(Increase) decrease in prepaid expenses and other current assets	(5,624)	930
Changes in operating lease assets	2,700	—
Changes in operating lease liability	(2,962)	—
Increase in inventories	(642)	(1,621)
Increase (decrease) in trade payables	381	(5,773)
Decrease in other accounts payable and accrued expenses	(9,741)	(9,163)
Decrease in other long-term liabilities	(347)	(2,957)
Net cash provided by (used in) operating activities	29,052	(14,610)

Cash flows from investing activities:

Purchases of property and equipment	(1,889)	(3,876)
Investment in marketable securities	(27,005)	(60,685)
Proceeds from maturity of marketable securities	29,507	5,172
Investment in short term deposits	(54,000)	(25,000)
Redemption of short term deposits	38,581	42,397
Net cash used in investing activities	(14,806)	(41,992)

Cash flows from financing activities:

Exercise of options to shares	7,185	4,683
Exercise of public warrants	—	5
Proceeds from Employee Share Purchase Plan, net	1,234	—
Net cash provided by financing activities	8,419	4,688

Net increase (decrease) in cash and cash equivalents	22,665	(51,914)
Net effect of Currency Translation on cash and cash equivalents	192	(2,374)
Cash and cash equivalents at beginning of period	87,645	145,973
Cash and cash equivalents at end of period	$110,502	$91,685

Supplemental cash flow information:
Income taxes paid	8,527	3,889
Non-cash activities
Purchase of property and equipment	—	221

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Note 1.	General

Cellebrite DI Ltd. (the “Company”), an Israeli company, was incorporated on April 13, 1999 as a private company, and began its operations in July 1999. The Company and its wholly owned subsidiaries deliver a DI suite of solutions comprising software, hardware and services for legally sanctioned investigations. The Company’s DI suite of solutions allows users to collect, review, analyze, and manage digital data across the investigative lifecycle with respect to legally sanctioned investigations. The Company’s primary shareholder is SUNCORPORATION, a public company traded in the Japanese market (see also Note 12).

Note 2.	Summary of Significant Accounting Policies

A.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation.

The balance sheet as of December 31, 2022, has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2022. Results for the six months ended June 30, 2023, are not necessarily indicative of results that may be expected for the year ending December 31, 2023.

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2022, have been applied consistently in these unaudited interim consolidated financial statements, except for changes associated with recent accounting standards for credit losses, as detailed below.

Recently adopted Accounting Pronouncements:

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments – Credit Losses on Financial Instruments” (“ASU 2016-13”), which requires that expected credit losses relating to financial assets be measured on an amortized cost basis and available-for-sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The adoption by the Company of the new guidance did not have a material impact on its consolidated financial statements.

Trade Receivable and Allowances

Trade receivables are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Company makes estimates of expected credit losses for the allowance for doubtful accounts and allowance for unbilled receivables based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The amount of credit losses recorded for six months ended June 30, 20203 was not material.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Marketable Securities

The Company holds investments in marketable securities, consisting principally of corporate bonds and agency bonds. The Company classifies marketable securities as available-for-sale in its current assets because they represent investments of cash available for current operations. The Company’s available-for-sale investments are carried at estimated fair value with any unrealized gains and losses, net of taxes, included in accumulated other comprehensive (loss) income in shareholders’ equity. Available-for-sale debt securities with an amortized cost basis in excess of estimated fair value are assessed to determine what amount of that difference, if any, is caused by expected credit losses. Unrealized gain (losses), net of taxes, are included in accumulated other comprehensive loss (income) in shareholders’ equity. The amount of credit losses recorded for the six months ended June 30, 20203 was not material. The Company has not recorded any impairment charge for unrealized losses during the periods presented. The Company determines realized gains or losses on sale of marketable securities on a specific identification method and records such gains or losses as financial (expense) income.

B.	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods and accompanying notes. Actual results could differ from those estimates.

C.	Fair value measurements

The Company accounts for fair value in accordance with ASC 820, “Fair Value Measurements and Disclosures”. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a three-tier hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3: Unobservable inputs for the asset or liability used to measure fair value that are supported by little or no market activity and that are significant to the fair value of the asset or liability at measurement date.

The carrying value of trade receivable and payables and the Company’s cash and cash equivalents short-term deposits and marketable securities approximates fair value due to the short time to expected payment or receipt of cash.

D.	Revenues

Revenue consists of subscription, other non-recurring, and professional services.

Subscription- Subscription revenue is comprised of subscription services and term-license revenue. The subscription services revenue is the revenue that is recognized over the life of the subscription and the term-license revenue is what is immediately recognized upon the sale of an on-premise license. In connection with our term-based license and perpetual license arrangements, we generate revenue through maintenance and support under renewable subscription, fee-based contracts that include unspecified software updates and upgrades released when and if available as well as software patches and support. Customers with active subscriptions are also entitled to our technical customers’ support.

Other non-recurring- reflects the revenue recognized from sale of hardware related to our offering. Other revenue consists sales of perpetual licenses related to products and of revenue from usage-based fees. Perpetual license fees are recognized upfront assuming all revenue recognition criteria are satisfied. The license is installed on premise, mostly on customers’ computers.

Professional services- consists of revenue related to: (i) certified training classes by Cellebrite Academy; (ii) Cellebrite Advanced Services; (iii) implementation of our products in connection with our software licenses and (iv) on premise contracted customer success and technical support. The revenue of professional services is recognized upon the delivery of our services.

E.	Recently issued accounting pronouncements

As an “Emerging growth company”, the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Note 3.	Marketable securities

Marketable securities consisted of the following:

	As of June 30, 2023
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value (Level 2)
	(Unaudited)
Corporate bond	$17,132	$—	$(130)	$17,002
Agency bond	34,542	2	(246)	34,298
Treasury bills	3,950	—	(3)	3,947
US Government	9,100		(140)	8,960
Commercial paper	695	—	—	695
Total	$65,419	$2	$(519)	$64,902

	As of December 31, 2022
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value (Level 2)
Corporate bond	$20,963	$—	$(266)	$20,697
Agency bond	24,394	8	(237)	24,165
Treasury bills	7,126	—	(9)	7,117
US Government	10,005	—	(187)	9,818
Municipality	175	—	—	175
Commercial paper	4,796	—	—	4,796
Total	$67,459	$8	$(699)	$66,768

As of June 30, 2023 and December 31, 2022, no continuous unrealized losses for twelve months or greater were identified.

The allowance for credit losses for the six months ended June 30, 2023 was not material.

The following table summarizes the Company’s marketable securities by contractual maturities:

June 30, 2023
(Unaudited)
Due in 1 year or less	$57,605
Due in 1 year through 2 years	7,297
Total	$64,902

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Note 4.	Derivative Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

ASC 815, “Derivatives and Hedging” (“ASC 815”), requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, an entity must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Gains and losses on derivatives instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), are recorded in accumulated other comprehensive (loss) income and reclassified into statement of income in the same accounting period in which the designated forecasted transaction or hedged item affects earnings.

The Company entered into option and forward contracts to hedge a portion of anticipated New Israeli Shekel (“NIS”) payroll and benefit payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured at fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive (loss) income and reclassified as payroll expenses or finance expenses, respectively, at the time that the hedged income/expense is recorded.

	Net Notional amount		Fair value (Level 2 within the fair value hierarchy)
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
	(Unaudited)		(Unaudited)
Option contracts to hedge payroll
expenses NIS	$28,371	$31,833	$248	$173
expenses NIS	(28,371)	(31,833)	(578)	(596)
Forward contracts to hedge payroll
expenses NIS	676	5,598	(69)	(229)
	$676	$5,598	$(399)	$(652)

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of June 30, 2023, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive loss to earnings during the next twelve months. The fair value of the Company’s outstanding derivative instruments on June 30, 2023 and December 31, 2022 is summarized below:

		Fair value of derivative instruments
		June 30,	December 31,
		2023	2022
	Balance Sheet line item	(Unaudited)
Derivative liabilities:
Foreign exchange option contracts	Prepaid expenses and other current assets	$248	$173
Foreign exchange option contracts	Other account payable	(578)	(596)
Foreign exchange forward contracts	Other account payable	$(69)	$(229)

The effect of derivative instruments in cash flow hedging relationship on other comprehensive (loss) income for the six months ended June 30, 2023 and 2022, is summarized below:

	Amount of loss recognized in other comprehensive income (loss) on derivative, net of tax (effective portion)
	Six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$(151)	$(571)
Option contracts	(520)	(2,774)
	$(671)	$(3,345)

Derivatives in foreign exchange cash flow hedging relationships for the six months ended June 30, 2023 and 2022, is summarized below:

		Amount of gain reclassified from other comprehensive income into income (expenses), net of tax (effective portion)
		Six months ended June 30,
		2023	2022
	Statements of income line	(Unaudited)	(Unaudited)
Option contracts to hedge payroll expenses	Cost of revenues and operating expenses	$405	$395
Forward contracts to hedge payroll expenses	Cost of revenues, operating expenses and financial expenses	292	43
		$697	$438

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Note 5.	Leases

The Company entered into operating leases primarily for offices. The leases have remaining lease terms of up to 7.7 years, some of which may include options to extend the leases for up to an additional of 1 year.

The components of operating lease costs were as follows:

	Six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Operating lease cost	$2,485	$—
Short-term lease cost	135	—
Variable lease cost	76	—
Total net lease costs	$2,696	$—

Supplemental balance sheet information related to operating leases is as follows:

	June 30,	December 31,
	2023	2022
	(Unaudited)
Operating lease ROU assets	$14,145	$15,653
Operating lease liabilities, current	$4,955	$5,003
Operating lease liabilities, long-term	$8,631	$10,353
Weighted average remaining lease term (in years)	3.37	3.83
Weighted average discount rate	1.72%	1.57%

Minimum lease payments for the Company’s ROU assets over the remaining lease periods as of June 30, 2023, are as follows:

Operating Leases
2023	$2,652
2024	$4,845
2025	$3,444
2026	$1,506
2027 and thereafter	$1,598

Total undiscounted lease payments	$14,045
Less: imputed interest	(459)

Present value of lease liabilities	$13,586

As of June 30, 2023, the Company have signed on new lease agreements for a total amount of $3,818 for offices in the United States, which has not yet commenced. The new operating lease commitment will commence on November 1, 2023, with a lease term of 10 years.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Note 6.	Commitments and contingent liabilities

From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated the Company would accrue a liability for the estimated loss. As of June 30, 2023 and December 31, 2022, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss.

Note 7.	Shareholders’ equity

a.	Ordinary Shares

As of June 30, 2023 and December 31, 2022, the Company was authorized to issue 3,454,112,863 shares of par value NIS 0.00001 per Ordinary Share. The voting, dividend and liquidation rights of the holders of the Company’s Ordinary Shares are subject to and qualified by the rights, powers and preferences of the holders of the preferred shares as set forth below.

Ordinary Shares confers upon its holders the following rights:

i.	The right to participate and vote in the Company’s general meetings. Each share will entitle its holder, when attending and participating in the voting to one vote;

ii.	Dividends or distribution shall be paid or be made to the holders of Ordinary Shares, shall be in an amount equal the product of the dividend or distribution payable or made on each Ordinary Share determined as if all preferred shares had been converted into Ordinary Shares and the number of Ordinary Shares issuable upon conversion of such preferred share, in each case calculated on the record date for determination of holders entitled to receive such dividend or distribution; and

iii.	The right to a share in the distribution of the Company’s excess assets upon liquidation pro rata to the par value of the share held by them.

b.	Option and RSUs Plans:

A summary of the status of options under the Plans as of June 30, 2023 and changes during the relevant period ended on that date is presented below:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
	(Unaudited)
Outstanding at 31 December, 2022	20,457,660	$2.990	6.39	$30,984
Granted	1,338,281	4.965
Exercised	2,828,128	2.554
Forfeited	171,216	4.607
Expired	9,089	7.921
Outstanding at June 30, 2023	18,787,508	$3.179	6.25	$75,623
Exercisable at June 30, 2023	15,141,645	$2.910	5.74	$65,007

The weighted average fair values at grant date of options granted for the six months ended June 30, 2023 and 2022 were $2.65 and $3.25 per share, respectively.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

A summary of the status of RSUs under the Plans as of June 30, 2023 and changes during the relevant period ended on that date is presented below:

June 30, 2023
(Unaudited)
Unvested at beginning of year	6,391,352
Granted	4,315,861
Vested	1,219,519
Forfeited	752,114
Unvested at end of the period	8,735,580

The weighted average fair value at grant date of RSUs granted for the six months ended June 30, 2023 was $5.02.

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the six months ended June 30, 2023 and 2022, was comprised as follows:

	Six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Cost of revenues	$800	$587
Research and development	2,281	1,251
Sales and marketing	3,179	2,529
General and administrative	2,797	2,096
	$9,057	$6,463

As of June 30, 2023, there were unrecognized compensation costs of $48,936, which are expected to be recognized over a weighted average period of approximately 3.1 years.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

c.	2021 Employee Share Purchase Plan:

On August 5, 2021, the Company adopted the 2021 Employee Share Purchase Plan (“ESPP”).

The aggregate number of Ordinary Shares that may be issued pursuant to rights granted under the ESPP shall be 1,871,687 Shares. In addition, on the first day of each calendar year beginning on January 1, 2023 and ending on and including January 1, 2033, the number of Ordinary Shares available for issuance under the Plan shall be increased by that number of Ordinary Shares equal to the lesser of (a) 1.0% of the Shares outstanding on the last day of the immediately preceding calendar year, as determined on a fully diluted basis, and (b) such smaller number of Ordinary Shares as may be determined by the Board. If any right granted under the ESPP shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the ESPP.

Note 8.	Net (loss) income per share

The following table sets forth the computation of basic losses per share:

	Six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Numerator:
Net (loss) income	$(72,953)	$88,635
Basic net (loss) income attributable to Ordinary shareholders	(70,181)	85,130
Basic net (loss) income attributable to Restricted sponsor shares	(2,772)	3,505

Denominator:
Weighted average number of Ordinary Shares used in computing basic (loss) earning per share	187,239,136	181,217,005
Basic net (loss) earning per share of Ordinary shareholders	$(0.37)	$0.47
Weighted average number of Ordinary Shares used in computing diluted net (loss) earning per share	187,239,136	194,355,966
Diluted (loss) net earning per share of Ordinary shareholders	$(0.37)	$0.44

The number of Ordinary Shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 12,581,030 for six months ended June 30, 2023.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Note 9.	Fair value measurements

Warrant liability

The Company has classified the warrants assumed during the Merger (both public and private) as a liability pursuant to ASC 815-40 since the warrants do not meet the equity classification conditions. Accordingly, the Company measured the warrants at their fair value. The warrants liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of comprehensive loss.

During the year ended December 31,2022, 500 public warrants were exercised in a total amount of $5.

	Public Warrants (Level 1)	Private Placement Warrants (Level 3)	Total Warrant liability
	(Unaudited)
Balance, December 31, 2022	$12,960	$7,055	$20,015
Change in fair value	11,640	10,623	22,263
Balance, June 30, 2023	$24,600	$17,678	$42,278

The estimated fair value of the private placement warrant liabilities is determined using Level 3 inputs. Inherent in a Black-Scholes valuation model are assumptions related to expected share-price volatility, expiration, risk-free interest rate and dividend yield. The Company estimates the volatility of its Ordinary Share based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expiration of the warrants. The dividend yield is based on the historical rate, which the Company anticipates will remain at 0%.

The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	June 30, 2023	December 31, 2022
	(Unaudited)
Number of private placement warrants	9,666,667	9,666,667
Exercise price	$11.5	$11.5
Share price	$7.20	$4.36
Expiration term (in years)	3.17	3.66
Volatility	51.7%	52.9%
Risk-free Rate	4.45%	4.13%
Dividend yield	0%	0%

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Restricted sponsor shares liability and Price adjustment shares liability

The restricted Sponsor shares liability and Price adjustment shares are measured at fair value using Level 3 inputs.

The Company has determined that the price adjustment shares, and the restricted sponsor shares should be accounted for as liabilities measured at fair value through earnings since the restricted sponsor shares and the price adjustment shares are not eligible to be classified as equity pursuant to ASC 815-40.

	Restricted sponsor shares (Level 3)	Price adjustment shares (Level 3)	Total
	(Unaudited)
Balance, December 31,2022	$17,532	$26,184	$43,716
Change in fair value of restricted sponsor shares and price adjustment shares	20,093	36,597	56,690
Balance, June 30,2023	$37,625	$62,781	$100,406

The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	June 30, 2023		December 31, 2022
	Restricted sponsor shares	Price adjustment shares	Restricted sponsor shares	Price adjustment shares
	(Unaudited)
Number of shares	7,500,000	15,000,000	7,500,000	15,000,000
Share price	$12.5-$30	$12.5-$17.5	$12.5-$30	$12.5-$17.5
Remaining exercise period	5.17	3.17	5.66	3.66
Share value	$2.95-$5.65	$3.42-$4.8	$1.17-$2.63	$1.32-$2.0

Note 10.	Revenues

Disaggregation of Revenues

The following table provides information about disaggregated revenue by geographical areas:

	Six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
America	$77,223	$63,406
EMEA	52,141	42,616
APAC	18,554	18,936
Total	$147,918	$124,958

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Contract Balances

The following table provides information about accounts receivable, contract assets, and contract liabilities from contracts with customers:

	June 30, 2023	December 31, 2022
	(Unaudited)
Contract liabilities, current	$158,942	$152,709
Contract liabilities, non-current	47,469	42,173

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. The increase in contract balances is consistent with the increase in the overall operation of the Company.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date. The non-current portion of the deferred revenue balance is recognized as revenue following the 12-month period after the balance sheet date. Of the $194,882 and 159,409 of deferred revenue as of December 31, 2022 and 2021, respectively, the Company recognized $97,044 and $73,264 as revenue during the six months ended June 30, 2023 and 2022.

Remaining Performance Obligations

The Company’s remaining performance obligations are comprised of product and services revenue not yet delivered. As of June 30, 2023 and December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was $302,564 and $276,409 respectively, which consists of both billed consideration in the amount of $206,411 and $194,882 respectively, and unbilled consideration in the amount of $96,153 and $81,527 respectively, that the Company expects to recognize as revenue. As of June 30, 2023, the Company expects to recognize the majority of its remaining performance obligations as revenue in the 12-month period ending on June 30, 2024.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Note 11.	Financial (expense) income, net

	Six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Financial income:
Interest on deposits	$3,187	$345
Foreign currency translation differences	755	149
Remeasurement of liability instruments	—	94,739
Marketable securities	699	98
Other	355	52

Financial expenses:
Remeasurement of liability instruments	(78,953)	—
Bank charges	(158)	(128)
Foreign currency translation differences	(631)	(148)
Others	(80)	(241)
Total	$(74,826)	$94,866

Note 12.	Transactions and Balances with Related Parties

SUN Corporation, the Company’s primary shareholder is also a reseller of the Company in the Japanese market.

a.	Transactions with SUN Corporation

	Six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenues	$1,957	$1,719

b.	Balances with SUN Corporation

	June 30, 2023	December 31, 2022
	(Unaudited)
Trade receivables	$112	$122